1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

August 3, 2012

Via Federal Express and EDGAR

Mara L. Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Sears Canada Inc.

Amendment No. 2 to Form 20-F

Filed August 1, 2012

File No. 000-54726

Dear Ms. Ransom:

On behalf of our client, Sears Canada Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter of August 3, 2012 (the “Comment Letter”) to Calvin McDonald, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form 20-F (the “Registration Statement”).

To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter. If you would like to receive additional copies of any materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the caption and numbered comment from the Comment Letter in bold text and have provided the Company’s response immediately following the numbered comment. Unless otherwise noted, page and/or Item references in the text of this letter correspond to the pages and/or Items in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), as applicable. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The following is the Company’s response to the Comment Letter:

Financial Statements for Fiscal Year Ended January 28, 2012

Notes to the Consolidated Financial Statements, page F-8

Note 2.2 Basis of preparation and presentation, page F-8

1.	We note your response to comment 7 in our letter dated July 27, 2012. You state that your Retail stores, Direct and Sears Home Services formats have similar economic characteristics in that the three formats have experienced similar rates of revenue decline, similar gross margin trends and similar rates of capital investments over the last three years. In addition, you state that the margins and margin trends experienced for the same product and service categories are similar across the three formats. We appreciate the interdependence of your aggregated operating segments. Please provide us with gross margin information for each of the last three years supporting your assertion regarding the economic similarity of these three operating segments and how you compared the margins of Home Services with those of Retail and Direct.

Response:

The Company advises the Staff that the gross margin information for each of the last three years supporting the Company’s assertion regarding economic similarity is as follows:

	Revenue
	2009	2010	2011	2009 - 2011 Trend
Retail Stores	3,863	3,727	3,468	-10%
Direct	788	717	693	-12%
Home Services	340	299	303	-11%

	Gross Margin Rates
	2009	2010	2011	2009 - 2011 Trend
Retail Stores	39%	38%	36%	-3%
Direct	47%	47%	45%	-3%
Home Services	35%	33%	34%	-1%

The Company acknowledges that there are differences in overall gross margin rates between the three formats. Similar to other retailers, the differences in gross margin rates between the Retail Stores and Direct formats is driven primarily by differences in product mix; for example, the Retail Stores format has a higher proportion of sales from big ticket items such as major appliances and home furniture versus the Direct format. Adjusting the gross margin rates for Retail Stores and Direct for the difference in product mix results in Direct being higher than Retail Stores by 8% in 2009, similar to the unadjusted rate, 6% versus 9% unadjusted in 2010 and 5% versus 9% unadjusted in 2011. A further impact to gross margins between Retail Stores and Direct is due to the Direct format having minimal low-margin clearance activity; as a result of the operational integration between Retail Stores and Direct, the majority of clearance activity in Direct is executed through the transfer of surplus merchandise in Direct to Retail Stores. Combining the gross margins of the Direct format and the Retail Store locations handling clearance of Direct merchandise results in a further gross margin decline in the Direct format of approximately 3% in each of 2009 and 2010, and 2% in 2011. Adjusting the gross margin rates for Direct results in the following:

	Adjusted Gross Margin Rates
	2009	2010	2011
Direct	47%	47%	45%
Adjust for Mix	0%	-3%	-4%
Adjust for Clearance	-3%	-3%	-2%
Adjusted Direct	44%	41%	39%

IFRS 8 states that segments with similar economic characteristics would be expected to have similar long-term average gross margins, but it does not provide any other examples of what may be used to evaluate economic characteristics. It is therefore appropriate to consider other performance measures, such as sales and margin growth and capital investment. The Company has evaluated these other metrics; as presented in the table above, changes of gross margin rates and revenue decline rates are very similar across the three formats indicating that the financial results and economic prospects of each of the operating segments are highly correlated, as sales and marketing initiatives for the products impact all format results in a similar manner. Retail sales of products and associated services of such products across the three formats are generally highly correlated with the general economic trends, as well as customer acceptance and demand for such products. In addition, all three formats have experienced a similar level of capital investment in the last two years, which is expected to continue to be similar, as follows:

	Capital Expenditures as % of Assets
	2010	2011
Retail Stores	2%	4%
Direct	1%	3%
Home Services	4%	7%

Finally, while the Home Services format gross margins are lower than Retail Stores and Direct, it also comprises a relatively small percentage of Sears Canada’s overall revenue and profitability.

* * *

If you have any questions or comments regarding this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

cc:	Dietrich King

Charles Lee

James Allegretto

Sondra Snyder

(Securities and Exchange Commission)

Sharon Driscoll

Klaudio Leshnjani

(Sears Canada Inc.)

Patricia A. Koval

Andrew J. Beck

David A. Seville

(Torys LLP)

Tony Grnak

(Deloitte & Touche LLP)